Exhibit 99.1

UP FINTECH HOLDING LIMITED
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in US$, except for share, per share data, or otherwise noted)

	As of December 31,	As of June 30, (Unaudited)
	2023	2024
	US$	US$
Assets:
Cash and cash equivalents	322,599,616	392,528,408
Cash-segregated for regulatory purpose	1,617,154,185	1,701,707,286
Term deposits	896,683	901,409
Receivables from customers (net of allowance of US$991,286 and US$14,870,240 as of December 31, 2023 and June 30, 2024)	753,361,199	846,675,954
Receivables from brokers, dealers, and clearing organizations	541,876,929	1,591,933,989
Financial instruments held, at fair value	428,159,554	175,701,579
Prepaid expenses and other current assets	17,936,180	17,769,978
Amounts due from related parties	7,987,756	9,963,636
Total current assets	3,689,972,102	4,737,182,239
Long-term deposits	4,225,412	1,376,046
Right-of-use assets	9,067,885	13,053,689
Property, equipment and intangible assets, net	16,429,543	16,473,565
Goodwill	2,492,668	2,492,668
Long-term investments	7,586,483	7,326,173
Other non-current assets	5,282,012	6,365,576
Deferred tax assets	10,990,998	9,103,304
Total assets	3,746,047,103	4,793,373,260
Liabilities:
Payables to customers	2,913,306,558	2,805,723,816
Payables to brokers, dealers and clearing organizations	114,771,931	1,241,375,223
Accrued expenses and other current liabilities	42,381,946	43,395,355
Deferred income – current	819,809	—
Lease liabilities – current	4,133,883	4,445,007
Amount due to related parties	10,148,142	21,995,813
Total current liabilities	3,085,562,269	4,116,935,214
Convertible bonds	156,887,691	158,181,706
Lease liabilities – non-current	4,777,134	8,140,018
Deferred tax liabilities	3,397,831	2,315,326
Total liabilities	3,250,624,925	4,285,572,264
Commitments and Contingencies (Note 18)
Mezzanine equity
Redeemable non-controlling interests	6,706,660	6,871,175
Total Mezzanine equity	6,706,660	6,871,175
Shareholders’ equity:
Class A ordinary shares	22,528	22,725
Class B ordinary shares	976	976
Additional paid-in capital	505,448,080	510,169,203
Statutory reserve	8,511,039	8,511,039
Accumulated deficit	(19,600,434)	(4,371,906)
Treasury stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive loss	(3,232,993)	(10,940,152)
Total UP Fintech shareholders’ equity	488,976,377	501,219,066
Non-controlling interests	(260,859)	(289,245)
Total equity	488,715,518	500,929,821
Total liabilities, mezzanine equity and equity	3,746,047,103	4,793,373,260

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UP FINTECH HOLDING LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(All amounts in US$, except for share, per share data, or otherwise noted)

	For the six months ended June 30,
	2023	2024
	US$	US$
Revenues(a)
Commissions	47,450,496	61,872,996
Interest related income
Financing service fees	5,696,169	5,737,263
Interest income	71,036,277	88,035,169
Other revenues	8,197,482	10,740,072
Total revenues	132,380,424	166,385,500
Interest expense	(18,831,305)	(28,371,816)
Total net revenues	113,549,119	138,013,684
Operating cost and expenses:
Execution and clearing	(4,467,162)	(5,037,869)
Employee compensation and benefits	(48,315,075)	(56,432,447)
Occupancy, depreciation and amortization	(4,961,362)	(4,254,025)
Communication and market data(a)	(14,720,003)	(17,374,887)
Marketing and branding	(9,905,192)	(10,798,731)
General and administrative	(9,049,772)	(25,913,265)
Total operating cost and expenses	(91,418,566)	(119,811,224)
Other income:
Others, net	8,087,095	5,020,232
Income before income taxes	30,217,648	23,222,692
Income tax expense	(8,894,968)	(8,014,557)
Net income	21,322,680	15,208,135
Less: net loss attributable to non-controlling interests	(75,442)	(20,393)
Accretion of redeemable non-controlling interests to redemption value	(248,863)	(305,159)
Net income attributable to ordinary shareholders of UP Fintech	21,149,259	14,923,369
Net income per share attributable to ordinary shareholders of UP Fintech:
Basic	0.009	0.006
Diluted	0.009	0.006
Weighted average shares used in calculating net income per ordinary share:
Basic	2,317,687,839	2,348,450,793
Diluted	2,413,294,307	2,371,490,247
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	(6,136,206)	(7,700,848)
Total Comprehensive income	15,186,474	7,507,287
Less: comprehensive loss attributable to non-controlling interests	(64,296)	(14,082)
Accretion of redeemable non-controlling interests to redemption value	(248,863)	(305,159)
Total Comprehensive income attributable to ordinary shareholders of UP Fintech	15,001,907	7,216,210

(a)
Includes the following revenues, costs and expenses resulting from transactions with related parties for the six months ended June 30, 2023 and 2024 (Note 16):

	For the six months ended June 30,
	2023	2024
	US$	US$
Commissions	2,979	80,878
Interest related income
Interest income	75,264	1,256,076
Communication and market data	(70,980)	(66,150)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UP FINTECH HOLDING LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in US$, except for share, per share data, or otherwise noted)

	Class A ordinary shares		Class B ordinary shares		Treasury stock purchases		Additional paid in capital	Statutory Reserves	Accumulated other comprehensive loss	Accumulated deficit	Non-controlling interests	Total equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	US$	US$	US$	US$	US$
		US$		US$		US$	US$
Balance as of January 1, 2023	2,221,403,067	22,213	97,611,722	976	10,429,305	(2,172,819)	495,705,684	6,171,627	(2,231,411)	(50,366,734)	(142,644)	446,986,892
Issuance of Class A ordinary shares upon settlement of share-based awards	16,431,728	164	—	—	—	—	69,592	—	—	—	—	69,756
Share-based compensation	—	—	—	—	—	—	4,504,775	—	—	—	1,395	4,506,170
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(6,147,353)	—	11,147	(6,136,206)
Accretion of redeemable non-controlling interests	—	—	—	—	—	—	(248,863)	—	—	—	(13,098)	(261,961)
Net income (loss)	—	—	—	—	—	—	—	—	—	21,398,122	(75,442)	21,322,680
Balance as of June 30, 2023	2,237,834,795	22,377	97,611,722	976	10,429,305	(2,172,819)	500,031,188	6,171,627	(8,378,764)	(28,968,612)	(218,642)	466,487,331

Balance as of January 1, 2024	2,252,892,845	22,528	97,611,722	976	10,429,305	(2,172,819)	505,448,080	8,511,039	(3,232,993)	(19,600,434)	(260,859)	488,715,518
Issuance of Class A ordinary shares upon settlement of share-based awards	19,669,645	197	—	—	—	—	43,754	—	—	—	—	43,951
Share-based compensation	—	—	—	—	—	—	4,982,528	—	—	—	1,757	4,984,285
Foreign currency translation adjustment	—	—	—	—	—	—	—		(7,707,159)	—	6,311	(7,700,848)
Accretion of redeemable non-controlling interests	—	—	—	—	—	—	(305,159)	—	—	—	(16,061)	(321,220)
Net income (loss)	—	—	—	—	—	—	—	—	—	15,228,528	(20,393)	15,208,135
Balance as of June 30, 2024	2,272,562,490	22,725	97,611,722	976	10,429,305	(2,172,819)	510,169,203	8,511,039	(10,940,152)	(4,371,906)	(289,245)	500,929,821

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Exhibit 99.1

UP FINTECH HOLDING LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in US$, except for share, per share data, or otherwise noted)

	For the six months ended June 30,
	2023	2024
	US$	US$
Cash flows from operating activities:
Net income	21,322,680	15,208,135
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	4,506,170	4,984,285
Depreciation and amortization	1,426,385	1,315,796
Unrealized fair value change of financial instruments held, at fair value	(6,379,516)	(6,854,000)
Loss from investments, including impairments	—	200,000
Allowance for doubtful accounts	156,331	13,880,233
Foreign currency exchange gain	(2,186,650)	(5,255,760)
Deferred tax expense	2,496,014	586,647
Interest expense from convertible bonds	1,257,202	1,294,015
Changes in operating assets and liabilities:
Financial instruments held, at fair value	(184,319,756)	259,511,975
Receivables from customers	(129,505,159)	(107,194,988)
Receivables from brokers, dealers and clearing organizations	302,116,351	(1,050,057,060)
Amounts due from/to related parties	(255,633)	9,871,791
Prepaid expenses and other current assets	(1,308,454)	478,478
Operating lease right-of-use assets	3,628,981	(3,985,804)
Other non-current assets	(684,292)	(1,748,353)
Payables to customers	(146,852,786)	(107,582,742)
Payables to brokers, dealers and clearing organizations	79,265,551	1,126,603,292
Accrued expenses and other current liabilities	(5,286,795)	1,013,410
Operating lease liabilities	(3,776,878)	3,674,008
Deferred income	533,665	(819,809)
Net cash provided by (used in) operating activities	(63,846,589)	155,123,549
Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(1,774,179)	(1,359,818)
Maturity of term deposits	—	2,816,941
Advances to employees	(284,827)	114,150
Net cash provided by (used in) investing activities	(2,059,006)	1,571,273
Cash flows from financing activities:
Proceeds received from redeemable non-controlling interests	1,680,036	—
Proceeds received from issuance of Class A Ordinary Shares upon settlement of share-based awards	69,754	43,951
Net cash provided by financing activities	1,749,790	43,951
Increase (decrease) in cash, cash equivalents and restricted cash	(64,155,805)	156,738,773
Effect of exchange rate changes	(3,825,184)	(2,256,880)
Cash, cash equivalents and restricted cash at beginning of the period	1,955,728,529	1,939,753,801
Cash, cash equivalents and restricted cash at end of the period	1,887,747,540	2,094,235,694
Cash, cash equivalents and restricted cash:
Cash and cash equivalents	324,102,449	392,528,408
Cash-segregated for regulatory purpose	1,563,645,091	1,701,707,286
Supplemental disclosure of cash flow information:
Income taxes paid (net of refunds)	5,513,520	3,432,994

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$), except for share, per share data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

UP Fintech Holding Limited (the “Company”) was incorporated under the laws of Cayman Islands on January 26, 2018. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”) are primarily engaged in providing online brokerage services.

As of June 30, 2024, details of the Group’s major principal operating subsidiaries, VIEs and VIEs’ subsidiaries were as follows:

	Date of incorporation or acquisition	Place of establishment/ incorporation	Percentage of legal ownership
Subsidiaries:
Tiger Brokers (NZ) Limited (“TBNZ”)	August 02, 2016	New Zealand	100%
Up Fintech International Limited (“Up International”)	February 08, 2018	Hong Kong	100%
Tiger Brokers (Singapore) PTE Ltd. (“Tiger Brokers SG”)	March 27, 2018	Singapore	100%
US Tiger Securities, Inc. (“US Tiger Securities”)	March 30, 2018	United States of America(“USA”)	100%
Beijing Bohu Xiangshang Technology Co., LTD (“Beijing BHXS”, “Beijing WFOE I”)	May 17, 2018	PRC	100%
Beijing Xiangshang Yixin Technology Co., Ltd (“Beijing Yixin”, “Beijing WFOE II”)	July 26, 2018	PRC	100%
Wealthn LLC (“Wealthn”)	August 01, 2018	USA	100%
Kastle Limited (“Kastle”)	October 15, 2018	Hong Kong	100%
TradeUP Securities Inc (US) (“TradeUP Securities”)	July 12, 2019	USA	100%
Tradeup Inc. (“Tradeup”)	October 10, 2019	USA	100%
Hangzhou U-Tiger Technology Co. LTD (“Hangzhou U-Tiger”)	April 09, 2020	PRC	100%[1]
Tiger Fintech (NZ) Limited (“TFNZ”)	May 17, 2021	New Zealand	100%
Tiger Services (AU) Pty Ltd (“Tiger Services AU”)	August 27, 2021	Australia	100%
Tiger Brokers (AU) PTY Limited (“TBAU”)	September 13, 2021	Australia	100%
Tiger Brokers (HK) Global Limited (“Tiger Brokers HK”)	October 26, 2021	Hong Kong	100%
VIEs:
Beijing Xiangshang Rongke Technology Co. LTD (“Beijing Rongke”, “Ningxia VIE”)	June 11, 2014	PRC	Consolidated VIE
Beijing Xiangshang Yiyi Laohu Technology Group Co., LTD (“Beijing Yiyi”, “Beijing VIE”)	October 29, 2018	PRC	Consolidated VIE
VIEs’ subsidiaries:
Beijing U-Tiger Network Technology Co., LTD (“Beijing U-Tiger Network”)	April 20, 2016	PRC	VIE’s subsidiary
Beijing U-Tiger Business Service Co., Ltd (“Beijing U-Tiger Business”)	April 21, 2016	PRC	VIE’s subsidiary
Beijing Zhijianfengyi Information Technology Co., Ltd (“Beijing ZJFY”)	January 25, 2018	PRC	VIE’s subsidiary
Beijing Yixin Xiangshang Technology Co.,LTD (“Beijing Xiangshang”)	September 05, 2018	PRC	VIE’s subsidiary
Guangzhou U-Tiger Technology Co., LTD (“Guangzhou U Tiger”)	December 24, 2018	PRC	VIE’s subsidiary

1Up Fintech International Limited owns 85% percentage of the shares of Hangzhou U-Tiger, and the holder of the remaining 15% has pledged its voting interest to Up Fintech International Limited, which as a result controls 100% of the voting power of this entity.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

History of the Group and reorganization under identical common ownership

The Group’s history began in June 2014 with the commencement of operations of Beijing Rongke, as a limited liability company in PRC incorporated by Mr. Tianhua, Wu, Chief Executive Officer (the “CEO”). From December 2014 to January 2017, after the incorporation of the Beijing Rongke, series Angel, A, B, B+ investors (collectively, the “equity investors”) each acquired certain equity interest with preferential rights of Beijing Rongke.

In June 2018, the Company undertook a series of reorganization transactions to re-domicile its business from the PRC to the Cayman Islands (the “Re-domiciliation”). The main purpose of the Re-domiciliation was to establish a Cayman holding company for the existing business in preparation for its overseas initial public offering. At the same shareholding percentages and the rights of each shareholder were substantially the same in Beijing Rongke and the Company, the Re-domiciliation was accounted for as a reorganization of entities under common ownership. As a result, Beijing Rongke’s historical financial information was consolidated in the consolidated financial statements of the Group since the beginning of the periods presented.

The VIE arrangements

To provide the Company control over the VIEs and the rights to the expected residual returns of the VIEs and VIEs’ subsidiaries, on June 7, 2018, Beijing WFOE I, entered into a series of contractual arrangements with Beijing Rongke and its equity investors, which were amended and restated on December 17, 2018 and October 11, 2022, respectively and was terminated on November 1, 2023. On the same date of such termination, the Beijing WFOE I, entered into a series of contractual arrangements with Beijing Rongke and its then shareholders. On October 30, 2018, Beijing WFOE II entered into a series of substantially same contractual arrangements with Beijing Yiyi.

As a result of entering into these contractual agreements, the Company through its wholly owned subsidiaries, Beijing WFOE I and Beijing WFOE II (the “WFOEs”), has (1) power to direct the activities of the VIEs that most significantly affect the entities’ economic performance and (2) the right to receive economic benefits of the VIEs that could be significant to the VIEs. Accordingly, The Company is considered the primary beneficiary of the VIEs and consolidate the VIEs’ financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew the exclusive business cooperation agreements and pay service fees to the Company. The ability to charge service fees in amounts determined at the Company’s sole discretion, and by ensuring that the exclusive business cooperation agreements are executed and renewed indefinitely, the Company has the right to receive substantially all of the economic benefits from the VIEs.

Agreements that were entered to provide the Company effective control over the VIEs

Exclusive Option Agreements. The respective equity investors of the VIEs entered into Exclusive Option Agreements with the WFOEs respectively, pursuant to which the equity investors of the VIEs grant the WFOEs an irrevocable and exclusive right to purchase or designate one or more persons to purchase the equity interests in the VIEs then held by the equity investors of the VIEs once or at multiple times at any time in part or in whole at the WFOEs’ sole and absolute discretion to the extent permitted by PRC laws. The standard equity interest purchase price is US$1.5 (RMB10). If a minimum price limited by PRC law applicable is more than US$1.5 (RMB10), the purchase price of the equity interest shall equal such minimum price. The agreement shall remain effective for a term of ten years and renewable at the WFOEs’ election.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

The VIE arrangements (Continued)

Powers of Attorney. The equity investors of the VIEs signed the irrevocable Powers of Attorney to appoint the WFOEs as the attorney-in-fact to act on the equity investors’ behalf on all rights that the equity investors have in respect of their equity interest in the VIEs conferred by relevant laws and regulations and the articles of association of the VIEs. The rights include but not limited to attending shareholders meeting, exercising voting rights, designating and appointing on behalf of the equity investors, the legal representative (chairperson), the director, supervisor, the chief executive officer and other senior management members of the VIEs. Powers of attorney are coupled with an interest and shall be irrevocable and continuously valid from the date of execution of the Powers of Attorney.

Spousal Consent letters. The spouse of each married equity investors of the VIEs has signed a spousal consent letter, which unconditionally and irrevocably agreed not to assert any rights over the equity interest in the VIEs held by and registered in the name of their spouse. In addition, in the event that the spouse obtains any equity interest in the VIEs for any reason, they agreed to be bound by the contractual arrangements.

Commitment letters. The respective equity investors of the VIEs entered into Commitment letters with the WFOEs respectively. The equity investors of the VIEs undertake that, when exercising their options, they will refund, without any conditions, any amount and fees to the WFOEs which exceed the share purchase price provided in the Exclusive Option Agreements.

Agreements that were entered to transfer economic benefits to the Company

Exclusive Business Cooperation Agreements. The WFOEs entered into Exclusive Business Cooperation Agreements with the VIEs and their equity investors. Under the agreements, VIEs agree to appoint the WFOEs as their exclusive services provider to provide the business support, technical and consulting services at a determined price. The WFOEs shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of the agreement. The annual service fee should not be less than 99% of VIEs’ total net profit and could be decided and adjusted by the WFOEs. The service agreements shall remain effective for ten years. The WFOEs has the right to unilaterally extend the agreement and the VIEs shall accept the extended term unconditionally.

Equity Pledge Agreements. The equity investors of the VIEs entered into Equity Pledge Agreements with the WFOEs, under which the equity investors pledged all of the equity interest in the VIEs to the WFOEs to ensure that the WFOEs collect all payments due by the VIEs, including without limitation the consulting and service fees regularly from the VIEs under the Exclusive Business Cooperation Agreements. The WFOEs shall have the right to collect dividends generated by the equity interest during the term of pledge. If any event of default, the WFOEs, as the pledgee, will be entitled to take possession of the equity interest pledged and to dispose of the pledged equity interest. The Equity Pledge Agreements remain continuously valid until all payments due under the Exclusive Business Cooperation Agreements have been fulfilled by the VIEs.

Risks in relation to the VIE structure

The Company believes that the WFOEs’ contractual arrangements with the VIEs and their respective subsidiaries are in compliance with PRC laws and are legally enforceable. The equity investors of the VIEs are also major shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Risks in relation to the VIE structure (Continued)

The Company’s ability to control the VIEs also depends on the Powers of attorney. The WFOEs have to vote on all matters requiring shareholders’ approval in the VIEs. As noted above, the Company believes this Powers of attorney is legally enforceable but may not be as effective as direct equity ownership.

The shareholders are required to complete the registration of the equity pledge under the agreements with competent government authorities. In case any of the shareholders is in breach, the WFOEs will be entitled to certain right, including the right to dispose the pledged equity interest and to receive proceeds from the auction or sale of the pledge equity interests. The Company has completed the registration of the equity pledges relating to the VIEs with the local government authorities.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could:

•
revoke the Group’s business and operating licenses;
•
require the Group to discontinue or restrict its operations;
•
restrict the Group’s right to collect revenues;
•
restrict or prohibit the Group to finance its business and operations in China;
•
require the Group to restructure the operations;
•
impose additional conditions or requirements with which the Group might not be able to comply, levy fines, confiscate the Group’s income or the income of its PRC subsidiary or affiliated PRC entities; or
•
take other regulatory or enforcement actions against the Group that could be harmful to its business.

The imposition of any of these penalties could result in a material adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs, VIEs’ subsidiaries, or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs and VIEs’ subsidiaries. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation or dissolution of the Company, the WFOEs, the VIEs and their respective subsidiaries.

There are no consolidated VIEs’ assets that are collateralized for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principle of consolidation

The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements of the Group include the financial statements of the Company, its wholly-owned subsidiaries, its VIEs and the VIEs’ subsidiaries. The Company believes that the disclosures are adequate to make the information presented not misleading.

Redeemable non-controlling interests

Redeemable non-controlling interests represent preferred shares financing by a consolidated VIE’s subsidiary of the Group from preferred shareholders. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group, these preferred shares are accounted for as redeemable non-controlling interests. The Group accounts for the changes in accretion to the redemption value in accordance with ASC topic 480, Distinguishing Liabilities from Equity and recorded accretions on the preferred shares to the redemption value from the issuance dates to the earliest redemption dates.

Concentration of credit risk

The Group’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2023 and June 30, 2024, the Group did not have any material concentrations of credit risk outside the ordinary course of business.

Concentration of revenue

There is no customer accounting for 10% or more of total revenues for the six months ended June 30, 2023 and 2024, respectively.

Concentration of supplier

The Group relies on third parties for the execution and clearing of trade requests made by customers. In instances where these parties fail to perform their obligations, the Group may be temporarily unable to find alternative suppliers to satisfactorily deliver services to its customers in a timely manner, if at all.

For the six months ended June 30, 2023 and 2024, 17.3% and 11.5% of its total net revenues were executed and cleared by one supplier.

Recent Accounting Pronouncements

In October 2023, FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative, which modifies the disclosure or presentation requirements of various FASB topics in the Codification. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-K becomes effective, with early adoption prohibited. The Group does not expect adoption of this standard will have a material impact on its financial statements.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures introducing key amendments to enhance disclosures in public entities reportable segments. Notable changes include the mandatory disclosure of significant segment expenses regularly provided to the chief operating decision maker (“CODM”), disclosure of other segment items, and requirements for consistency in reporting measures used by the CODM. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Group is currently assessing the impact to its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group is currently assessing the impact to its consolidated financial statements.

In March 2024, FASB issued ASU 2024-02, Codification Improvements: Amendments to Remove References to the Concepts Statements. ASU No. 2024-02 contains amendments to the Codification that remove references to various Concepts Statements. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Group does not expect adoption of this standard will have a material impact on its financial statements.

3.
RECEIVABLES FROM CUSTOMERS

Receivables from customers include the margin loans extended to consolidated accounts customers by the Group. Securities owned by the customers, which are not recorded in the unaudited interim condensed consolidated balance sheets, are held as collateral for amounts due on the loan receivables. Receivables from customers are recorded net of allowance for doubtful accounts. Revenues earned from the margin loan transactions are included in interest income. The amounts receivable from customers that are determined by management to be uncollectible when the fair value of the collaterals fall under the carrying value of the receivables are recorded as bad debt expense in the unaudited interim condensed consolidated statements of comprehensive income.

For six months ended June 30, 2023 and 2024, US$156,331 and US$13,878,954 of allowance for doubtful accounts were recorded, respectively.

The table below presents the movement of allowance for doubtful accounts from customers for the six months ended June 30, 2023 and 2024.

	For the six months ended June 30,
	2023	2024
	US$	US$
Balance as of January 1,	696,508	991,286
Additional/(Reversal)	156,331	13,878,954
Write-off	—	—
Balance as of June 30,	852,839	14,870,240

As of June 30, 2024, the allowance balance of receivables from customers was US$14.9 million compared to US$0.9 million as of June 30, 2023, which was due to a bad debt provision concerning the recoverability of a specific Hong Kong stock pledge business faced with extreme market situation and significant price drop, leading to a provision for the loan balance.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

4.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other currents assets consisted of the following:

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
IPO distribution service and promotional and advertisement service receivables	2,707,740	4,938,279
Advances to employees	2,190,106	2,591,247
Prepaid data and IT service expenses	2,741,338	2,384,865
Prepaid marketing expenses	552,565	2,180,017
Wealth management service fees receivables	1,823,331	1,976,440
Prepaid professional service fees	1,008,341	690,746
Input VAT receivables	569,813	872,093
Rental and other deposits	611,140	817,463
Interest receivables from term deposits	611,083	206,697
Prepaid income tax	2,178,658	150,632
Others	2,942,065	961,499
Total	17,936,180	17,769,978

5.
PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS, NET

Property, equipment and intangible assets, net, consisted of the following:

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
Electronic Equipment	7,809,971	8,810,410
Office Equipment	873,192	836,762
Leasehold improvement	1,657,837	1,641,913
Software	1,379,299	1,687,910
Less: accumulated depreciation	(6,525,834)	(7,723,190)
Property and equipment, net	5,194,465	5,253,805
Licenses	10,004,563	10,004,563
Trademark	115,140	112,490
Trading right	128,026	127,566
Others	1,057,434	1,051,506
Less: accumulated amortization	(70,085)	(76,365)
Intangible assets, net	11,235,078	11,219,760
Total	16,429,543	16,473,565

Depreciation and amortization expenses for the six months ended June 30, 2023 and 2024 were US$1,426,385 and US$1,315,796, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

6.
GOODWILL

There were no changes in the carrying amount of goodwill for the six months ended June 30, 2024.

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
Balance at the beginning of period	2,492,668	2,492,668
Balance at the end of period	2,492,668	2,492,668

As of June 30, 2024, there had not been any accumulated goodwill impairment provided.

7.
LONG‑TERM INVESTMENTS

Equity securities without readily determinable fair value

The Group had the following equity securities without readily determinable fair value:

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
Fortune Rise Acquisition Corporation (“FRLAU”) (a)	200,237	200,237
Shenzhen Guru Club Information Technology Group Co., LTD. (“Guru”) (b)	1,408,472	1,376,047
Shanghai Realize Investment Consulting Co., Ltd. (“Realize”) (c)	845,082	825,627
Shanghai Yisong Consulting Management Co., LTD. (“Yisong”) (d)	366,202	357,772
Feutune Light Acquisition Corporation (“FLFVU”) (e)	200,000	—
Mainnet Group Holdings (“Mainnet”) (f)	500,000	500,000
Total	3,519,993	3,259,683

(a)
FRLAU is a NASDAQ listed blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In November 2021, the Group acquired 122,000 founder shares, 20,000 private shares and 60,000 representative shares issued by FRLAU for a total purchase consideration of US$201,248. After the sale of 98,800 founder shares in December 2022, the Group held 0.8% equity interests of FRLAU with no significant impacts. The founder shares, private shares and representative shares are each subject to transfer restrictions pursuant to lock-up provisions. No observable price change has been identified and no fair value change was recorded for the six months ended June 30, 2023 and 2024.
(b)
In October 2017, the Group acquired 1.0% equity interests of Guru with no significant impacts, formerly known as Tibet Gelonghui Information Technology Co., LTD., for a purchase consideration of US$1,536,972 (RMB10,000,000). Guru is principally engaged in information technology development, technical consultation and technical services. No observable price change has been identified and no fair value change was recorded for the six months ended June 30, 2023 and 2024. The change of balance was foreign exchange difference.
(c)
In August 2021, the Group acquired 1.5% equity interests of Realize for a purchase consideration of US$926,183 (RMB6,000,000). Realize is principally engaged in ESOP advisory and management services. No observable price change has been identified and no fair value change was recorded for the six months ended June 30, 2023 and 2024. The change of balance was foreign exchange difference.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

7.
LONG‑TERM INVESTMENTS (Continued)

Equity securities without readily determinable fair value (Continued)

(d)
In April 2021, the Group acquired 5% equity interests of Yisong for a purchase consideration of US$400,962 (RMB2,600,000). Yisong is principally engaged in consulting and financial advisory services. No observable price change has been identified and no fair value change was recorded for the six months ended June 30, 2023 and 2024. The change of balance was foreign exchange difference.
(e)
FLFVU is a NASDAQ listed blank check company formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In June 2022, the Group acquired 20,000 private shares and 60,000 representative shares issued by FLFVU for a total purchase consideration of US$200,000, which accounted for 0.63% equity interests of FLFVU with no significant impacts. The representative shares are identical to the public shares except that the representative has agreed not to transfer, assign or sell any such representative shares until the completion of initial business combination. On June 17, 2024, FLFVU completed the business combination with Thunder Power Holdings Limited, a British Virgin Islands company (“Thunder Power”). After the business combination, the private shares and representative shares the Group held were converted into listed common shares, considering the Group does not control nor has ability to exercise significant influence over the operating and financial policies of the investee, as such the Group recognized the investment as financial instruments held, at fair value.
(f)
In September 2023, the Group acquired 2.0% equity interests of Mainnet for a purchase consideration of US$500,000. Mainnet has formed multiple lines of businesses including wealth management, fund management, a global open platform, and FinTech arm, providing high-net-worth customers with all-rounded financial services. No observable price change has been identified and no fair value change was recorded for the six months ended June 30, 2024.

Available‑for‑sale securities

The Group had the following available‑for‑sale securities:

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
Alphalion Technology Holding Limited (“Alphalion”) (g)	4,066,490	4,066,490
Total	4,066,490	4,066,490

(g)
In February 2019, the Group entered into a series of agreements to covert its short-term interest-free loans to Alphalion Technology Holding Limited and its affiliates amounted at US$3,060,113 into 25% equity interest of Alphalion (Note 16). Alphalion is principally engaged in IT services, including software maintenance, application service and data processing. The investment was classified as available-for-sale securities with no contractual maturity date as the Group determined that the preferred shares were debt securities due to the redemption option available to investors and measured the investment subsequently at fair value. Nil loss of fair value were recorded for the six months ended June 30, 2023 and 2024. Nil allowance for credit loss was recorded for the six months ended June 30, 2023 and 2024.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
Accrued payroll and welfare	19,043,496	13,156,748
Income and non-income-based taxes payables	7,319,738	9,084,256
Accrued professional expenses	4,300,517	3,818,169
Accrued marketing expenses	3,863,879	4,073,134
Advanced from customers	3,425,224	4,331,955
Accrued data and IT service expenses	1,301,092	3,331,258
Amounts due to employees for sale of their shares exercised under the share incentive plan	2,702,901	3,553,877
Others	425,099	2,045,958
Total	42,381,946	43,395,355

9.
INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law and its implementing rules permit qualified “High and New Technologies Enterprise” (the “HNTE”) to enjoy a reduced 15% EIT income tax rate. The HNTE certificate is effective for a period of three years. Certain PRC subsidiaries, VIEs and VIEs’ subsidiaries, including Beijing U-Tiger Business, Beijing Yixin and Beijing U-Tiger Network, are qualified HNTEs and enjoy a reduced income tax rate of 15% for the three years presented, and Hangzhou U-Tiger, Guangzhou U Tiger and Beijing Xiangshang are qualified HNTEs and enjoy a reduced income tax rate of 15% for the six months ended June 30, 2023 and 2024. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all companies successfully re-applied for the certificates when the prior once expired. The Group’s other subsidiaries are subject to income tax rate of 25%, according to EIT Law.

New Zealand

The Group’s subsidiaries, TBNZ and TFNZ are located in New Zealand and are subject to an income tax rate of 28% for taxable income earned in New Zealand.

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong are subject to a profits tax rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000.

USA

The Group’s subsidiaries incorporated in the USA are subject to a federal income tax rate of 21% for taxable income earned in the USA. Taxable income apportioned to New York, New York City, and New Jersey is also subject to tax at statutory tax rates of 6.5%, 8.85%, and 11.5%, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

9.
INCOME TAXES (Continued)

Singapore

The Group’s subsidiaries incorporated in Singapore are subject to an income tax rate of 17% for taxable income earned in Singapore.

Australia

The Group’s subsidiaries incorporated in Australia are subject to an income tax rate of 30% for taxable income earned in Australia.

10.
CONVERTIBLE BOND PAYABLE

2021 Series A1 Note

On February 25, 2021, the Company entered into the Convertible Note Purchase Agreement (the “Agreement”) with a group of investors (the “Investors”) to issue its convertible bonds with an aggregate principal amount of US$44 million to the Investors through a private placement (2021 Series A1 Note). The convertible notes issued will mature in 2026 unless previously converted. The 2021 Series A1 Note bears annual interest rate at 1% from the issuance date until the outstanding principal amount is fully repaid.

The Company elected the fair value option for the 2021 Series A1 Note. The Company adopted binomial-lattice option valuation model to estimate the fair value of the convertible bonds with the assistance of an independent third-party appraiser and the following assumptions for each applicable period which took into account variables such as share price, volatility, expected dividend, risk free interest rate and bond yield. Changes in fair value of convertible bonds are recognized in other income in the consolidated statements of comprehensive income (loss) during the year, with the exception of changes in fair value due to instrument-specific credit risk which are required to be recognized in accumulated other comprehensive income (loss).

On September 27 and 30, 2021, the Company and the Investors entered into an amendment agreement with a cash conversion feature added into the Agreement. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at the Company’s election. The Company accounted for the amendment as an extinguishment of the previous bonds. The changes in the fair value of the convertible bonds before and after the modification was recorded in other income in the consolidated statements of comprehensive income (loss) during 2021.

As the conversion option may be settled entirely or partially in cash at the Company’s option, the Company separated the 2021 Series A1 Note into liability and equity components in accordance with ASC Subtopic 470-20, Debt with Conversion and Other Options. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that did not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in capital. The resulting discount was accreted at an effective interest rate of 5.4% over the period from modification date to the maturity date.

According to ASU 2020-06, for the 2021 Series A1 Note, conversion options that were previously bifurcated and recorded in equity, which was recombined as a single instrument classified as a liability from January 1, 2022. The Company adopted the modified retrospective method and the change was recorded in the consolidated statements of changes in shareholders’ equity.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

10.
CONVERTIBLE BOND PAYABLE (Continued)

2021 Series A2 Note

On May 5, 2021, the Company issued US$21 million convertible bonds (2021 Series A2 Note). The convertible notes to be issued will mature in 2026 unless previously converted. The Bond bears annual interest rate at 1% from the issuance date until the outstanding principal amount is fully repaid. The 2021 Series A2 Note did not have any embedded conversion option which required to be bifurcated and separately accounted for as a derivative under ASC 815 Derivatives and Hedging, nor do they contain a cash conversion feature. The Company accounted for the 2021 Series A2 Note in accordance with ASC 470 Debt, as a single debt instrument and subsequently measured at amortized cost. No beneficial conversion feature (the “BCF”) was recognized as the set conversion price for the 2021 Series A2 Note is greater than the fair value of the ADSs price at date of issuance.

2021 Series B Note

On April 12, 2021, a consortium of institutional investors subscribed to purchase convertible notes in an aggregate principal amount of US$90 million through a private placement (2021 Series B Note). The convertible notes issued will mature in 2026 unless previously converted. The Bond bears annual interest rate at 1% from the issuance date until the outstanding principal amount is fully repaid. The 2021 Series B Note did not have any embedded conversion option which required to be bifurcated and separately accounted for as a derivative under ASC 815 Derivatives and Hedging, nor do they contain a cash conversion feature. The Company accounted for the 2021 Series B Note in accordance with ASC 470 Debt, as a single debt instrument and subsequently measured at amortized cost. No BCF was recognized as the set conversion price for the 2021 Series B Note is greater than the fair value of the ADSs price at date of issuance.

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
2021 Series A1 Note US$ 44,000,000 1.00% due to 2026	42,957,209	43,686,243
2021 Series A2 Note US$ 21,000,000 1.00% due to 2026	21,543,492	21,650,326
2021 Series B Note US$ 90,000,000 1.00% due to 2026	92,386,990	92,845,137
	156,887,691	158,181,706

11.
ORDINARY SHARES

The Company’s Amended and Restated Memorandum of Association authorizes the Company to issue 4,662,388,278 Class A ordinary shares and 337,611,722 Class B ordinary shares with a par value of US$0.00001 per share. The shareholders of Class A ordinary shares and Class B ordinary shares have the same rights except for the voting and conversion rights. Each Class A ordinary share is entitled to one vote and is not convertible into Class B ordinary share under any circumstance; and each Class B ordinary share is entitled to twenty votes and will be automatically converted into one Class A ordinary share under certain circumstances.

As of June 7, 2018, upon the Re-domiciliation described in Note 1, the Company had 33,170,968 Class A ordinary shares and 410,643,948 Class B ordinary shares issued and outstanding, respectively. In June 2018, the Company further issued 2,480,000 Class A ordinary shares and 107,863,347 Class B ordinary shares. In November 2018, 180,895,573 Class B ordinary shares were redesignated into Class A ordinary shares. As of December 31, 2018, the Company had 216,546,541 Class A ordinary shares and 337,611,722 Class B ordinary shares issued and outstanding, respectively.

In March 2019, the Group completed its initial public offering and received net proceeds of US$114,765,901, the Company newly issued 237,375,000 Class A ordinary shares (representing 15,825,000 ADSs), including 13,125,000 Class A ordinary shares issued through a private placement from an existing shareholder, IB Global Investment LLC, an affiliate of Interactive Brokers, and 29,250,000 Class A ordinary shares issued from exercising the over-allotment option by the underwriters.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

11.
ORDINARY SHARES (Continued)

Upon the completion of the initial public offering, 1,210,906,902 outstanding Series Angel, A, B-1, B-2, B-3 and C preferred shares were converted into 1,210,906,902 Class A ordinary shares on a one-for-one basis, and 18,597,738 outstanding Series C-1 preferred shares were converted into 18,612,084 Class A ordinary shares, reflecting the anti-dilution adjustments to the conversion rate based on the initial public offering price of US$8.00 per ADS.

As of December 31, 2019, the Company had 1,777,218,449 Class A ordinary shares and 337,611,722 Class B ordinary shares issued and outstanding, respectively.

As of December 31, 2020, the Company had 1,794,357,434 Class A ordinary shares and 337,611,722 Class B ordinary shares issued and outstanding, respectively.

On June 10, 2021, the Company completed a follow-on public offering, issued 112,125,000 Class A ordinary shares for a total consideration of US$175.4 million after deducting the underwriting discounts and commissions and offering expenses.

In March, August and December 2021, 22,500,000, 45,000,000 and 48,000,000 Class B ordinary shares were converted into Class A ordinary shares, respectively.

In March 2022, 124,500,000 Class B ordinary shares were converted into Class A ordinary shares.

As of June 30, 2024, the Company had 2,272,562,490 Class A ordinary shares and 97,611,722 Class B ordinary shares issued and outstanding, respectively.

12.
REDEEMABLE NON-CONTROLLING INTERESTS

On November 8, 2022, Beijing Xiangshang, one of the Company’s consolidated VIE’s subsidiaries, issued 31,875,000 Series Angel redeemable preferred shares (“Series Angel preferred shares”) to external investors for an aggregate cash consideration of US$4,397,462, and US$4,356,074 proceeds were received upon the issuance. As of December 31, 2022, the outstanding US$43,496 was recorded as subscriptions receivable from redeemable non-controlling interests in the consolidated balance sheets. On March 20, 2023, the outstanding US$43,672 was received and transferred from subscriptions receivable to redeemable non-controlling interests in the consolidated balance sheets.

On April 7, 2023, Beijing Xiangshang, issued 11,250,000 Series Pre-A redeemable preferred shares (“Series Pre-A preferred shares”) to external investors for an aggregate cash consideration of US$1,636,364.

The Series Angel and Pre-A preferred shares, which are redeemable by Beijing Xiangshang upon occurrence of certain events, are recorded as mezzanine equity in the consolidated balance sheets and consist of the following:

	Series Angel preferred shares	Series Pre-A preferred shares	Total
	US$	US$	US$
Balance as of January 1, 2024	5,007,271	1,699,389	6,706,660
Accretion of redeemable non-controlling interests	239,827	81,393	321,220
Foreign currency translation adjustment	(116,997)	(39,708)	(156,705)
Balance as of June 30, 2024	5,130,101	1,741,074	6,871,175

The significant terms of the Series Angel and Pre-A preferred shares issued by Beijing Xiangshang are as follows:

Voting rights

The holders of preferred shares and ordinary shares shall vote together based on their shareholding ratio.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

12.
REDEEMABLE NON-CONTROLLING INTERESTS (Continued)

Dividend rights

No dividend, whether in cash, in property or in shares of Beijing Xiangshang, shall be paid on any other shares, unless and until a preferential dividend in cash and/or share is, in advance, paid in full on each preferred share.

If Beijing Xiangshang decides to pay dividends, the preferred shares holders shall be entitled to receive non-cumulative dividends of 10% of the consideration that they paid for the equity interests. After receiving all non-cumulative dividends, the preferred shares holders shall be entitled to receive, on a pro rata basis, out of any funds legally available therefor, remaining undistributed dividends.

Liquidation Preference

In the event of liquidation, the preferred shares holder, shall be entitled to receive, prior to the holders of ordinary shares, the relevant amount.

In the event of insufficient funds available to pay in full the preference amount in respect of each preferred shares, the entire assets and funds of Beijing Xiangshang legally available for distribution to the holders of the preferred shares shall be distributed on a pro rata basis among the holders in proportion to issued price.

Redemption Rights

The holder of the preferred shares may require that Beijing Xiangshang redeem any or all of the outstanding preferred shares held by the holder with redemption price calculated on the agreed terms, if Beijing Xiangshang fails to complete a Qualified IPO before June 30, 2028, or under other pre-agreed redemption events.

The redemption price refers to the higher of the following:

(a) the result calculated by the following formula:

A*P* (1+10%^N) + B; (see Note below)

(b) the relevant value of the preferred shares to be redeemed which shall be determined by the audited net asset value of Beijing Xiangshang’s most recent quarter-end consolidated financial statements

Note: In the formula above, A refers to the shares to be redeemed; P refers to corresponding original purchase price per share; N refers to the result calculated by dividing the days from the date the issuance of preferred shares to the completion of the redemption by 365; B refers to the profits declared but yet to be distributed with respect to the preferred shares to be redeemed.

Accounting for redeemable non-controlling interests

Redeemable non-controlling interests represent preferred shares financing by a consolidated VIE’s subsidiary of the Group from preferred shareholders. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group, these preferred shares are accounted for as redeemable non-controlling interests. The Group accounts for the changes in accretion to the redemption value in accordance with ASC topic 480, Distinguishing Liabilities from Equity and recorded accretions on the preferred shares to the redemption value from the issuance dates to the earliest redemption dates.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

13.
FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Company measures financial instruments held, at fair value, cash and cash equivalents and long-term available-for-sale securities on a recurring basis.

Most of the Company’s financial instruments held, at fair value are classified as Level 1 since their fair value are determined based on the quoted market price. Some of the Company’s financial instruments held, at fair value that are valued at quoted prices in less active markets are classified as Level 2. Investments in private equity funds are categorized as Level 3 since they are valued utilizing third-party pricing information without adjustment.

The Company classified its money market funds, which are presented in cash and cash equivalents due to high liquidity to be convertible to known amounts of cash and near maturity that they present insignificant risk of changes in value, as Level 1 since their fair value are determined based on the quoted market price.

The Group measured the fair value of its long-term available-for-sale securities using market approach and considered those as Level 3 measurement because the Group used unobservable inputs to determine their fair values. The unobservable inputs were discounts for lack of marketability for such market approach (ranging from 10% to 15%), as well as risk-free interest rates (ranging from 3.5% to 4%), as of December 31, 2023 and June 30, 2024. Significant increases or decreases in any of those inputs in isolation would result in a significant change in fair value measurement.

As of December 31, 2023 and June 30, 2024, information about inputs for the fair value measurements of the Group’s assets that were measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of June 30, 2024
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total balance
	US$	US$	US$	US$
Financial instruments held, at fair value
Funds	2,637,999	1,663,346	3,644,598	7,945,943
Bonds	163,838,458	—	—	163,838,458
Stock	3,276,772	—	—	3,276,772
Others	640,406	—	—	640,406
Cash and cash equivalents
Funds	3,917,362	—	—	3,917,362
Long‑term available-for-sale securities	—	—	4,066,490	4,066,490
Total	174,310,997	1,663,346	7,711,088	183,685,431

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

13.
FAIR VALUE MEASUREMENT (Continued)

Measured at fair value on a recurring basis (Continued)

	As of December 31, 2023
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total balance
	US$	US$	US$	US$
Financial instruments held, at fair value
Funds	2,634,959	353,525	3,435,440	6,423,924
Bonds	418,077,123	—	—	418,077,123
Stock	3,014,507	—	—	3,014,507
Others	644,000	—	—	644,000
Cash and cash equivalents
Funds	6,428,256	—	—	6,428,256
Long‑term available-for-sale securities	—	—	4,066,490	4,066,490
Total	430,798,845	353,525	7,501,930	438,654,300

During the six months ended June 30, 2023 and 2024, there were no transfers between level 1, level 2 and level 3 categories.

The movements of Level 3 fair value measurements for the six months ended June 30, 2023 and 2024 are as follows:

US$
As of January 1, 2023	7,378,683
Additions during the period	—
Net unrealized loss	(277,269)
As of June 30, 2023	7,101,414

US$
As of January 1, 2024	7,501,930
Additions during the period	—
Net unrealized gain	209,158
As of June 30, 2024	7,711,088

For the six months ended June 30, 2023, the unrealized loss US$277,269 is recognized in other income in the unaudited interim condensed consolidated statements of comprehensive income. For the six months ended June 30, 2024, the unrealized gain US$209,158 is recognized in other income in the unaudited interim condensed consolidated statements of comprehensive income. The Group recognized nil impairment loss related to the long-term available-for-sale securities as an offset of other income for the six months ended June 30, 2023 and 2024.

Measured at fair value on a non‑recurring basis

The Group measures the equity securities without readily determinable fair value at fair value on a nonrecurring basis whenever there is an impairment indicator or any changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. There was no impairment loss related to the long-term equity securities without readily determinable fair value for the six months ended June 30, 2023 and 2024.

The Group measured the value of its share options and restricted share units granted to employees and management at fair value to determine the share-based compensation expenses on each of the grant date. The fair value was determined using models with significant unobservable inputs (Level 3 inputs). Key inputs and parameters primarily include risk-free interest rate, expected stock price volatility, dividend yields, expected term, and forfeiture rates.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

13.
FAIR VALUE MEASUREMENT (Continued)

Measured at fair value on a non‑recurring basis (Continued)

The Group measures goodwill at fair value on a nonrecurring basis and performs a goodwill impairment test annually or more often if event occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carry amount. The Group measured acquired intangible assets using the income approach‑discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to other intangible assets arising from acquisitions for the six months ended June 30, 2023 and 2024. The fair value of goodwill is determined using discounted cash flows, and an impairment loss will be recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group did not recognize any impairment loss related to goodwill for the six months ended June 30, 2023 and 2024. Key inputs and parameters primarily for the above impairment assessment include significant judgment and estimates by the management on future earnings, and discount rate.

14.
NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the following periods:

	For the six months ended June 30,
	2023	2024
	US$	US$
Numerator:
Net income attributable to ordinary shareholders of UP Fintech	21,149,259	14,923,369
The dilutive effect arising from the convertible bonds	556,322	—
Numerator for diluted net income per ordinary share	21,705,581	14,923,369
Denominator:
Weighted average shares used in calculating net income per ordinary share
Basic	2,317,687,839	2,348,450,793
Effect of dilutive securities:
Dilutive effect of share options	3,269,350	4,118,774
Dilutive effect of restricted shares units	10,326,284	18,920,680
Dilutive effect of convertible bonds	82,010,834	—
Denominator for diluted net income per ordinary share	2,413,294,307	2,371,490,247
Net income per ordinary share
Basic	0.009	0.006
Diluted	0.009	0.006

15.
TREASURY STOCK

On March 25, 2020, the Company’s Board of Directors approved a share repurchase program. Under the terms of the approved program (“Share Repurchase Program”), the Company may repurchase US$20 million worth of its outstanding ADSs from time to time for a period not to exceed twelve months. As of December 31, 2023 and June 30, 2024, an aggregate of 10,429,305 ordinary shares under the Share Repurchase Program has been repurchased in the open market, with an average price of US$3.13 per ADS, or US$0.21 per share for a total consideration of US$2.2 million.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

16.
RELATED PARTY BALANCES AND TRANSACTIONS

		As of December 31,	As of June 30,
Name	Relationship with the Group	2023	2024
		US$	US$
Amounts due from related parties:
Alphalion Technology Holding Limited and its affiliates (“Alphalion Group”) (1)	Long-term available-for-sale investee	967,772	971,156
Individual directors and executive officers (2)	Directors or officers of the Group	7,019,984	8,992,480
Subtotal		7,987,756	9,963,636
(1)
The amount represents short-term, interest-free loans provided to Alphalion Group to facilitate its daily operational cash flow needs and prepaid IT service fee as of December 31, 2023 and June 30, 2024.
(2)
The Group provided brokerage services and margin loans to its individual directors and executive officers and their spouses during its ordinary courses of business. The amounts represent receivables from directors and executive officers of the Group as of December 31, 2023 and June 30, 2024, respectively.

		As of December 31,	As of June 30,
Name	Relationship with the Group	2023	2024
		US$	US$
Amount due to related parties:
Individual directors and executive officers (3)	Directors or officers of the Group	10,148,142	21,995,813
Total		10,148,142	21,995,813

(3)
The amounts represent the cash account balance of directors and executive officers.

Transactions with related parties:

		For the six months ended June 30,
Name	Relationship with the Group	2023	2024
		US$	US$
Alphalion Group (4)	Long-term available-for-sale investee	(70,980)	(66,150)
Individual directors and executive officers (5)	Directors or officers of the Group	78,243	1,336,954

(4)
The amounts represent the purchase of IT services from Alphalion Group for the six months ended June 30, 2023, and 2024, respectively.
(5)
The amounts represent the commissions and interest income earned by providing brokerage services and margin loans to the individual directors and executive officers during its ordinary courses of business for the six months ended June 30, 2023 and 2024, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

17.
COLLATERALIZED TRANSACTIONS

The Group accepted collateral in connection with client margin loans and security borrowing and lending transactions for consolidated account customers. The Group monitors required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines and controls its risk exposure through financial, credit, legal reporting system. Under applicable agreements, customers are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions. Pursuant to the authorization obtained from margin clients, the Group further repledges the collaterals to other financial institutions to obtain the funding for the margin transactions.

Margin loans are extended to customers on demand and are not committed facilities. Underlying collateral for margin loans is evaluated with respect to the liquidity of the collateral positions, valuation of securities, volatility analysis and an evaluation of industry concentrations. The Group’s collateral policies minimize the Group’s credit exposure to margin loans in the event of a customer’s default.

For the Group’s securities borrowing and lending transactions which require to deposit cash collateral with the securities lenders and receive the cash collateral from the borrowers, the cash collateral is generally in excess of the market value of the securities borrowed and lent. The Group monitors the market value of securities borrowed and lent on a daily basis, with additional collateral obtained or refunded as permitted contractually.

The following table summarizes the amounts related to collateralized transactions as of December 31, 2023 and June 30, 2024:

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
Total client margin asset	5,760,418,260	4,882,223,371

Fulfillment of client margin financings	46,720,095	106,224,011
Fulfillment of client short sales	58,876,336	69,139,760
Securities lending to other brokers	1,330,623,661	1,053,968,909
Total collateral repledged	1,436,220,092	1,229,332,680

18.
COMMITMENTS AND CONTINGENCIES

Commitments

The Company did not have any significant capital or other commitments, long-term obligations, or guarantees as of June 30, 2024.

19.
EMPLOYEE BENEFIT PLAN

Full time PRC employees of the Group are eligible to participate in a government‑mandated multi‑employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance and employee housing fund are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s salary income. Total provisions for employee benefits were US$6,095,661 and US$6,280,762 for the six months ended June 30, 2023 and 2024, respectively, reported as a component of salary and compensation expenses when incurred.

UP FINTECH HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

20.
SEGMENT INFORMATION

Segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance. The CODM, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Group’s Chief Executive Officer. The Group operates as a single operating segment. The single operating segment is reported in a manner consistent with the internal reporting provided to the CODM.

The Group primarily operates its business in the New Zealand, Singapore, and the United States for the periods ended June 30, 2023, and 2024. The following table presents total revenues by geographic area for the periods indicated.

The Intra-companies revenues have been eliminated in this geographic information to reflect the external business conducted in each geographic region. The geographic analysis presented below is based on the location of the subsidiaries in which the transactions are recorded. This geographic information does not reflect the way the Company’s business is managed.

	For the six months ended June 30,
	2023	2024
	US$	US$
Revenue
The Cayman Island	1,327,541	1,158,307
New Zealand	58,726,681	62,381,394
The United States	32,848,869	54,838,677
Singapore	34,459,910	37,370,022
Hong Kong	2,324,297	7,150,842
Others	2,693,126	3,486,258
Total Revenues	132,380,424	166,385,500

21.
SUBSEQUENT EVENT

The Group evaluated events subsequent to the balance sheet date of June 30, 2024 through the date of issuance of the unaudited interim condensed consolidated financial statements. No material recordable or discussable events or transactions occurred.